UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )

                              Corrpro Companies, Inc.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value
                    -----------------------------------------
                         (Title of Class of Securities)

                                    220317101
                                  ------------
                                 (CUSIP Number)

                              Howard Friedman, Esq.
                   6745 N. Kilpatrick, Lincolnwood, IL 60712
                                  847-983-4950
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 9, 2009
                                -----------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.         220317101
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                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [ ]
                   (b)     [ ]

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                3. SEC Use Only

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                4. Source of Funds (See Instructions)                        PF

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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)    N/A

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                6. Citizenship or Place of Organization
                                                        United States of America

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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             690,238

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                        8. Shared Voting Power                               -0-

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                        9. Sole Dispositive Power                        690,238

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                       10. Shared Dispositive Power                          -0-

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               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person                                 690,238

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               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)  N/A

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               13. Percent of Class Represented by Amount in Row (11)     2.43%

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               14. Type of Reporting Person (See Instructions)
                                                                              IN

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


CUSIP No.  220317101

         Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Ronald L. Chez (the "Reporting Person") hereby files this
Schedule 13D.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, No Par Value (the "Stock") of Corrpro Companies, Inc., 1090 Enterprise Drive, Medina, OH 44256.

Item 2.  Identity and Background.

         (a),  (b),  (c)

         The Reporting Person is an individual whose principal occupation is an investor and his business address is in Chicago, IL.

         (d) The Reporting Person has not, at any time, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, at any time, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and amount of Funds or other Consideration.

         The source and amount of funds used by the Reporting Person to purchase shares of the Stock that require the filing of this Schedule 13D are personal funds including amounts held by individual retirement accounts for the benefit of the Reporting Person.

Item 4.           Purpose of Transaction.

         The shares of the Stock of the Issuer to which this statement relates have been acquired by the Reporting Person for investment purposes. The Reporting Person is disappointed by the recent merger announcement by the Issuer and its proposed merger partner, Insituform Technologies, Inc. ("Insituform"). The Reporting Person believes that the amount offered by Insituform which would approximate $1.44 per share is inadequate and does not accurately reflect the value the Issuer's common Stock.

         The Reporting Person plans to talk with other stockholders of the Issuer with respect to the proposed merger, the offered merger price per share and maximization of stockholder values.

         The Reporting Person has written a letter to the Chairman of the Board of Issuer which letter is attached to this Schedule 13D as Exhibit B. In that letter, the Reporting Person expresses his opinion that $1.44 per share is less than an appropriate valuation.

         It is possible that at a future date, the Reporting Person may pursue discussions to formulate plans for the future (to be suggested to management) with other significant stockholders and might decide to seek a more active role in management and/or to sell shares of the Stock or to acquire additional shares of the Stock through open market or privately negotiated transactions. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions, prospects, and operations of the Issuer, the market value of the Stock, the financial condition of the Reporting Person and other relevant factors. Except as noted above, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

         (j) Any action similar to any of those enumerated above.

                  However, the Reporting Person may at some future date propose any of the foregoing changes or actions which he hereafter considers desirable in light of his examination of the Issuer and its assets and operations, future prospects and of the circumstances prevailing at the time. The purpose of filing this Schedule 13D is to provide notice that the Reporting Person may engage in specific discussions with other stockholders of the Issuer relevant to the Issuer, its business, direction, and operations.

Item 5.           Interest in the Securities of the Issuer.

         (a) The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 690,238 constituting approximately 2.43 % of the outstanding shares of the Stock. The percentages in this Item 5(a) are based on 28,420,000 (fully diluted) shares of the Stock outstanding, as reported in the Issuer's unaudited quarterly financial report as of September 30, 2008.

         (b) The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

          (c) Except as described immediately below, the Reporting Person has not effected any transaction in shares of the Stock since December 1, 2008 as follows: Please see Exhibit A hereto entitled: Exhibit A to this Schedule 13D; Issuer, Corrpro Companies, Inc.; Reporting Person, Ronald L. Chez.

                All purchases have been in the open market. The Reporting Person had previously owned 672,979 shares of Stock of Issuer, all acquired in the open market at various prices prior to December 1, 2008.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) It is inapplicable, for purposes of this statement, to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Shares of the Stock of the Issuer or any decrease in his ownership.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:   February 12, 2009                  /s/  Ronald L. Chez.

Exhibit A to  Schedule 13D
Issuer:  Corrpro Companies, Inc.
Reporting Person:  Ronald L. Chez

CUSIP No. 220317101

           PURCHASE        NO. OF      APPROXIMATE               TOTAL
               DATE        SHARES        COST                COST including
                                       PER SHARE               Commission



           1/9/2009          5000       $ 0.46                 $ 2,320
           2/2/2009         12259       1.2048                  14,882

Exhibit B to Schedule 13D
                             Corrpro Companies, Inc.
                        Reporting Person: Ronald L. Chez
                                CUSIP: 220317101

                                 HOWARD FRIEDMAN
                                 ATTORNEY AT LAW
                               6745 N. Kilpatrick
                              Lincolnwood, IL 60712
           (847) 983-4950 - fax: (847) 983-4951 - cell:(312) 953-4142
                            hfriedmanlaw@comcast.net
                            -------------------------


February 9, 2009

BY FACSIMILE AND REGULAR MAIL
------------------------------
James A. Johnson
Chairman of the Board
Corrpro Companies, Inc.
1800 Augusta Drive, Suite 300
Houston, TX   77057

Re:      Recent Merger Announcement

Dear Mr. Johnson:

With regard to the recent announcement of the proposed acquisition of Corrpro by Insituform Technologies, Inc., my client, Mr. Ronald L. Chez, a substantial shareholder of Corrpro, plans to discuss this matter with other Corrpro shareholders. Given improved operating opportunities and opportunities for Corrpro to grow earnings and cash flow, Mr. Chez believes the proposed merger price does not constitute an appropriate valuation and possibly that there was haste in reaching this agreement. Mr. Chez will appreciate the opportunity to meet with the Corrpro Board (or the appropriate special committee thereof, if any) and Houlihan Lokey at the earliest possible time.

Mr. Chez is confident that you and the Corrpro Board will want all Corrpro shareholders to receive a fair price for their stock.

Very truly yours,

/s/  Howard Friedman

cc:      William V. Larkin, CEO
         Robert M. Mayer, EVP/CFO
         Ronald L. Chez
         Securities and Exchange Commission (mail only
                               and attachment to possible 13D filing)

Facsimile transmission to Mr. Johnson did not go through. Sent by email and regular mail.

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